October 28, 2014

John Grzeskiewicz

Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Investment Company Regulation

100 F Street, N.E.

Washington, D.C. 20549

RE:

Alternative Strategies Fund, et. al, File No. 812-14328

Dear Mr. Grzeskiewicz and Ms. Hatch:

On September 9, 2014, Alternative Strategies Fund (the “Registrant” or the “Fund”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on October 22, 2014, Mr. Grzeskiewicz, you and other members of the Commission’s staff (the “Staff”) provided comments to the Registration Statement.  Additionally, Ms. Hatch,  provided oral comments with respect to the Fund’s Annual Report to Shareholders, for the period ended June 30, 2014 (the "Annual Report").

Please find below a summary of the Staff’s comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Registration Statement

Comment 1.

Please advise the Staff, supplementally, to what extent the Fund intends to invest in: (a) private hedge funds, (b) private real estate investment trusts (“REITs”), (c) other private pooled vehicles.  It is the Staff’s position that the Fund must either limit its sales to accredited investors, or limit its investment in such private pooled vehicles to 35% of the Fund’s total assets.  The Staff’s position is based on Section 48(a) of the Investment Company Act of 1940 (the “1940 Act”); “[i]t shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder.”

Response.  The Fund invests, and intends to invest in the future, to a limited extent in the private pooled vehicles referenced in Comment 1.  As of October 21, 2014, the Fund held 95.21% of its assets in publicly traded securities and/or registered non-traded securities, 0% of its assets in private hedge funds, 0% in private REITs, and 4.79% in other private pooled vehicles.  Registrant confirms that the Fund will limit its total investment in private pooled vehicles to 35% or less of its total assets.   We understand that registered, publicly offered, non-traded securities, such as registered REITs and registered BDCs, would not be considered a private pooled vehicle.

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Comment 2.

Please review and reconsider the prospectus disclosure under the heading “Investor Suitability.”  In particular, is such disclosure accurate and complete?  Should an accredited investor or other suitability standard be included?

Response.

Registrant has revised the “Investor Suitability” disclosure to state that the Fund can invest up to 35% of its total assets in private investment funds, including up to 15% in hedge funds, and that these private funds may be riskier than public funds.

Comment 3.

Footnote 2 to the Fee table provides, in relevant part, “The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including any front-end or contingent deferred...” Emphasis supplied.  However, in Item 9 in “MANAGEMENT OF THE FUND - Investment Advisor,” similar disclosure provides, “The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the Expense Limitation Agreement) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding front-end or contingent deferred ….” Emphasis supplied.  Please revise the disclosure as necessary for consistency.  Additionally, if “excluding” is correct, please confirm supplementally that no shareholder received a prospectus with the incorrect disclosure.

Response.

Registrant has corrected the disclosure in Footnote 2 to the Fee Table for consistency with the Item 9 disclosure.  Registrant confirms that no shareholder received a prospectus with the incorrect disclosure, and that the erroneous disclosure in the Registration Statement as filed on September 9, 2014 was a typographical error.

Comment 4.

On page 4 of the prospectus under “INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Investment Objective and Policies” equities are described to “include common stock (including high yield common stocks)….”  Please clarify what is meant by “high yield common stocks.”  Is this meant to refer to high yield or “junk” bonds, or merely common stocks that pay a higher than average dividend?

Response.

Registrant has revised the disclosure as follows:

The Fund may also invest in equities ~~and bonds~~ including common stock ~~(including high yield common stocks)~~ and preferred stocks, and fixed income securities (including Treasury Bonds, municipal bonds, corporate bonds, bills, and notes).  The Fund invests without restriction as to issuer capitalization or credit quality including those rated below investment grade (also referred to as “junk bonds” ~~high yield securities~~).

Comment 5.

On page 4 of the prospectus under “INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES – Investment Objective and Policies” reference is made to common stocks, preferred stocks, and fixed income securities, but risk disclosure regarding these types of investments is not included in the “RISK FACTORS” section.  If common stocks, preferred

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stocks, and fixed income securities are a part of the Fund’s principal investment strategy, please include disclosure highlighting the risks of such investments in “RISK FACTORS.”

Response.

Registrant has revised the “RISK FACTORS” disclosure to include Common Stock Risk, Preferred Stock Risk, and Fixed Income Risk.  The added disclosures are provided below:

Item 4

Common Stock Risk.  The value of the Fund will fluctuate based on changes in the value of the equity securities in which the Investment Funds invest.  Common stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political, or market conditions.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities.

Preferred Stock Risk. The rights of holders of preferred stock on the distribution of a corporation’s assets in the event of liquidation are generally subordinate to the rights associated with a corporation’s debt securities.

Item 9

Common Stock Risk.  The value of the Fund will fluctuate based on changes in the value of the equity securities in which the Investment Funds invest.  Common stock prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  Stock prices in general may decline over short or even extended periods of time.  Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.  The risks that are associated with investing in common stock include the financial risk of purchasing individual companies that perform poorly, the risk that the stock markets in which the common stock purchased by the Fund trade may experience periods of turbulence and instability, and the general risk that domestic and foreign economies may go through periods of decline and cycles of change.  Many factors affect an individual company’s performance, such as the strength of its management or the demand for its services or products.  You should be aware that the value of a company’s share price may decline as a result of poor decisions made by management or lower demand for the company’s services or products.  In addition, a company’s share price may also decline if its earnings or revenues fall short of expectations.  There are also risks associated with the stock market overall.  Over time, stock markets tend to move in cycles, with periods when stock prices rise generally and periods when stock prices decline generally.  The value of the Fund’s investments may increase or decrease more than the stock market in general.

Fixed Income Risk.  When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could

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affect the value of a particular investment, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Changing Fixed Income Market Conditions Risk.  When the Fund invests in fixed income securities, the value of your investment in the Fund will decline if interest rates rise.  During periods of sustained rising rates, fixed income risks will be amplified.

Preferred Stock Risk.  Preferred stock, unlike common stock, offers a stated dividend rate payable from a corporation’s earnings. Such preferred stock dividends may be cumulative or non-cumulative, participating or auction rate. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline. Dividends on some preferred stock may be “cumulative,” requiring all or a portion of prior unpaid dividends to be paid before dividends are paid on the issuer’s common stock. Preferred stock also generally has a preference over common stock on the distribution of a corporation’s assets in the event of liquidation of the corporation, and may be “participating,” which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. The rights of holders of preferred stock on the distribution of a corporation’s assets in the event of liquidation are generally subordinate to the rights associated with a corporation’s debt securities.

Comment 6.  In the prospectus, under the heading “DISTRIBUTION POLICY – Quarterly Distribution Policy,” please include the following disclosure in connection with the discussion regarding return of capital: “A return of capital constitutes a return of a shareholder’s original investment.”

Response.

The third paragraph of “DISTRIBUTION POLICY – Quarterly Distribution Policy” is revised as follows:

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. A return of capital constitutes a return of a shareholder’s original investment.  Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

Annual Report

Comment 7.

The shareholder letter dated June 30, 2014 (“MDFP”), states “The distributions paid to the shareholders of record in the first quarter and second quarter of 2014, were $0.1445 and $0.1461 quarter per share, respectively. As of the second quarter dividend, the annualized distribution of the Fund was approximately 6.02%” and no reference is made to return of capital.  This could be confusing to shareholders as they may confuse return of capital with yield.    Please clarify in the prospectus that:

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•

Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•

Shareholders should not assume that the source of a distribution from the fund is net profit.

Response.

Prospectus disclosure currently provides, “persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.”  Additionally, as reflected in response to Comment 6, the following disclosure has been added to the prospectus: A return of capital constitutes a return of a shareholders original investment.

Registrant further notes that each shareholder receives a 19-A Notice each quarter detailing the amount and nature of all distributions made during the period.  Registrant will update the Fund’s website to provide additional information to shareholders with respect to the nature of dividends.  Specifically, the following changes will be made to the website:

•

The section titled “Dividend History” has been changed to “Distribution History”;

•

The following disclosure has been added below the Distribution History chart:

“The Fund may make distributions, a portion of which are treated as return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect a Fund’s investment performance and should not be confused with “yield,” “income” or “profit.” You should not draw any conclusions about a Fund’s investment performance from the amount of this distribution or from the terms of the Funds’ distribution policy.”

Comment 8.

Please inform the Staff whether the Fund intends to report a distribution rate.  If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital.  References to “distribution yield” should be revised to “distribution rate.”  In addition, reports containing distribution rates should be accompanied by the total return and/or SEC yield.

Response.

Registrant reports an annualized distribution to shareholders each quarter on the Fund’s website through the Fund’s “Fact Card” and annually in the Management Discussion of Fund Performance.  Registrant confirms that going forward it will refer to “distribution rate” and will include total return and/or SEC yield with any reporting of distribution rates to shareholders.

Comment 9.

In Note 2 to the Financial Statements, approximately $8.3 million of the fair valued securities were transferred from Level 3 to Level 2.  The Note indicates that this change was due to a change in valuation method, but there is no description provided of the prior

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method for use as comparison to this new method.  Additionally, the auditor’s opinion references the change from Level 3 to Level 2.  Please explain supplementally why these securities were transferred to Level 2 and describe the valuation methods used in more detail.

Response.

 The Registrant classifies a security as Level 3 when there are no observable inputs.   This is the case when a security is available for purchase directly from the issuer at a stated offering price, but is not traded in the secondary market.  During the offering period, the security is valued at the current offering price established by the issuer.  The valuation method changes when the offering period closes and the issuer is no longer selling the security at a specified price.  At this point the Registrant’s fair value methodology uses observable inputs, including the daily market movement of a correlated index, to determine fair value of the security, and the security is reclassified as Level 2.  The securities referenced in Note 2 to the Financial Statements were classified as Level 3 as of June 30, 2013 and were reclassified during the period July 1, 2013 through June 30, 2014 because the valuation method changed from one using no observable inputs to a method that uses observable inputs.

Comment 10.

In Note 3 to the Financial Statements - Related Party Transactions – the disclosure states that “Ladenburg Thalmann & Co., Inc. executed portfolio trades on behalf of the Fund for which they received $3,553 in trade commissions during the year ended 6/30/14.”  Please include this information in the registration statement (See Form N-2 Item 9(g) and Item 22. 2 (a), (b), and (c)).

Response.

Registrant has made the requested revisions to the disclosure in the Statement of Additional Information.

*      *      *      *      *

With respect to the Registration Statement, Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

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Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP

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